

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Bryant Kirkland
Chief Financial Officer
Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

> **Re: Douglas Elliman Inc.**
> **Registration Statement on Form 10**
> **Filed November 10, 2021**
> **File No. 377-05407**

Dear Mr. Kirkland:

　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Registration Statement on Form 10-12B filed November 10, 2021

General

1. We note your response to our prior comment 3, as it relates to whether there is an investment decision made by the Vector equity award holders. Please provide us with a more detailed analysis of whether the distribution constitutes a "sale" under Securities Act Section 2(a)(3), including whether the distribution is being made on a pro rata basis, given that shares will be distributed to persons other than Vector shareholders. Specifically address whether the Vector shareholders will give value in connection with the distribution, since they will hold a proportionately smaller equity interest in Douglas Elliman than they held in Vector. Alternatively, amend your Distribution Agreement and the filing to remove the distribution to persons other than holders of outstanding Vector stock, or register the transaction under the Securities Act.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wilson Lee at 202-551-3468 or Babette Cooper at 202-551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Robert Downes, Esq.